Exhibit 5

FOR IMMEDIATE RELEASE	21 October 2016

WPP PLC (“WPP”)

WPP invests in software company ScrollMotion in the US

WPP announces that it has made an investment in ScrollMotion, Inc. [“ScrollMotion”], a software company that has developed a platform for building interactive mobile content without the need for developers.

ScrollMotion has worked with multiple clients and agencies, including Apple, Genentech, JPMorgan Chase & Co., Verizon and ghg/greyhealthgroup, WPP’s wholly-owned healthcare communications specialist. ScrollMotion employs approximately 80 people and is based in New York with an office in San Diego. It was founded in 2008.

ScrollMotion’s software division develops designer-friendly tools that enable clients and agencies to build and distribute interactive mobile content for sales teams, trade shows and kiosks. Its creative agency, ScrollMotion Blue, works directly with clients to design apps.

The investment continues WPP’s strategy of focusing on three key areas that differentiate the Group’s offering to clients: technology, data and content. WPP’s digital assets include companies such as Acceleration (marketing technology consultancy), Cognifide (content management technology), Conexance (data cooperative), Salmon (e-commerce), and Hogarth (digital production technology). WPP also has investments in a number of innovative technology services companies such as Globant, Mutual Mobile and Polestar (a specialist Alibaba ecommerce company in China), as well as ad technology companies such as AppNexus, comScore (data investment management), eCommera, DOMO, mySupermarket and Percolate.

The Group has invested in digital content companies like Russell Simmons’ All Def Digital, Fullscreen, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Refinery29, VICE and Woven Digital. WPP’s roster of wholly owned digital agencies include AKQA, Blue State Digital, F.biz, Mirum, OgilvyOne, POSSIBLE, Rockfish, VML and Wunderman. In 2015, the Group acquired a majority stake in Essence, the global digital agency and the largest independent buyer of digital media. Recently WPP’s wholly-owned operating company Xaxis acquired, subject to regulatory approval, Triad Retail Media, a leading retail media specialist.

WPP’s digital revenues were over US$7 billion in 2015, representing 37% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. In North America, WPP companies (including associates) collectively generate revenues of over US$7 billion and employ over 28,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Kevin McCormack, WPP	+1 (212) 632 2239